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Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                              Tuesday, September 14, 2004

CELESTICA UPDATES GUIDANCE FOR THIRD QUARTER

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced an update to its financial guidance for the third quarter ending September 30, 2004.

Based on its current estimates, the company now expects revenue in the range of US$2.05 to US$2.15 billion, and adjusted net earnings per share of US$0.07 — US$0.11. The company's previous guidance for the third quarter, which was provided on July 22, 2004, was for revenue of US$2.25 to US$2.40 billion and US$0.11 to US$0.17 adjusted net earnings per share.

The company said the revision in revenue is due to recent order reductions from some of its largest communications and IT customers.

The company will hold a conference call tomorrow, Wednesday, September 15 at 8:30 am EST to discuss the updated guidance. The conference call can be accessed at 416-640-1907 or at www.celestica.com.

The company's full third quarter results will be released on October 21, 2004.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

For further information contact:

Laurie Flanagan	Paul Carpino
Global Communications	Investor Relations
phone: 416-448-2200	phone: 416-448-2211
email: media@celestica.com	email: ir@celestica.com

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CELESTICA UPDATES GUIDANCE FOR THIRD QUARTER